UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

January 2007 Up 37.5% Year over Year

Mexico City, February 7, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for January 2007 increased by 37.5% when compared to January 2006.

All figures in this announcement reflect comparisons between January 1 through January 31 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2006	January 2007	% Change

Cancún	140,702	203,288	44.5
Cozumel	3,867	4,713	21.9
Huatulco	25,550	22,619	(11.5)
Merida	70,872	73,641	3.9
Minatitlán	12,709	12,376	(2.6)
Oaxaca	41,292	31,395	(24.0)
Tapachula	14,892	18,704	25.6
Veracruz	42,747	59,493	39.2
Villahermosa	52,528	51,995	(1.0)
Total Domestic	405,159	478,224	18.0

International
Airport	January 2006	January 2007	% Change

Cancún	518,789	786,788	51.7
Cozumel	7,135	36,146	406.6
Huatulco	14,093	14,346	1.8
Merida	12,099	12,985	7.3
Minatitlán	341	272	(20.2)
Oaxaca	8,510	3,828	(55.0)
Tapachula	624	533	(14.6)
Veracruz	5,611	5,300	(5.5)
Villahermosa	3,692	3,706	0.4
Total International	570,894	863,904	51.3

Total
Airport	January 2006	January 2007	% Change

Cancún	659,491	990,076	50.1
Cozumel	11,002	40,859	271.4
Huatulco	39,643	36,965	(6.8)
Merida	82,971	86,626	4.4
Minatitlán	13,050	12,648	(3.1)
Oaxaca	49,802	35,223	(29.3)
Tapachula	15,516	19,237	24.0
Veracruz	48,358	64,793	34.0
Villahermosa	56,220	55,701	(0.9)
ASUR Total	976,053	1,342,128	37.5

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in January 2006 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in May as a teachers’ strike but have grown into more widespread unrest against the Oaxaca state government. The US State Department has issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 7, 2007